May 15, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes, Assistant Director

RE:    Ladenburg Thalmann Financial Services Inc. ("we" or the "Company")
Form 10-K for the year ended December 31, 2014 Filed on 3/17/2015 (the
"Form 10-K")
File No. 001-15799

Dear Ms. Hayes:

We are submitting this letter to respond to the comments of the staff of the United States Securities and Exchange Commission (“SEC”). Each of the staff’s comments is set forth below (with page references unchanged) and is followed by our response.
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.
     In accordance with the SEC’s letter, we will include additional disclosures and revisions in response to the SEC’s comments in our future filings, as applicable.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of
Operation, page 28

1. Refer to the following statement on page 29: “These acquisitions may involve payments of material amounts of cash, the incurrence of material amounts of debt, which would increase our leverage, or the issuance of significant amounts of our equity securities, which may be dilutive to our existing shareholders.” In future filings, please summarize the net financial impact of your acquisitions during the three-year period covered by your financial statements. For instance, provide context by quantifying your increased leverage or share dilution over a meaningful time period.

Response:

We will include appropriate disclosure in future filings.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
May 15, 2015

Item 15. Exhibits and Financial Statement Schedules, page 46

2. We note that under the forgivable loan agreements with National Financial Services LLC one of the conditions precedent to the forgiveness of your indebtedness is that each of the clearing agreements with NFS must be in full force and effect, with no material defaults or other termination events having occurred and continuing thereunder. It appears that your business is substantially dependent on these contracts inasmuch as the principal and interest amounts forgiven are material to your results. Please file the clearing agreements as exhibits, or alternatively tell us why you believe they are not required to be filed. See Item 601(b) of Regulation S-K.

Response:

We acknowledge the staff’s comment with respect to the clearing agreements between certain of our broker-dealer subsidiaries and National Financial Services LLC (collectively, the “NFS Clearing Agreements”) and respectfully advise that the NFS Clearing Agreements were entered into by such subsidiaries in the ordinary course of business and, as such, the NFS Clearing Agreements need not be filed as material contracts pursuant to Regulation S-K, Item 601(b)(10). Furthermore, we believe that the filing of the NFS Clearing Agreements will not provide any additional meaningful disclosure to investors. We note that the forgivable loan agreements between the Company and National Financial Services LLC have been filed as exhibits to our SEC filings.

Regulation S-K, Item 601(b)(10)(i) defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant . . . .” The clearing agreements to which our broker-dealer subsidiaries are parties are such that they are made in the ordinary course of business of such broker-dealers.

Regulation S-K, Item 601(b)(10)(ii)(B) further provides, in relevant part, that a contract entered into in the ordinary course of business need not be filed unless it is a “…contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.”

We believe that the Company’s business is not “substantially dependent” on the NFS Clearing Agreements, as such term is used in Regulation S-K, Item 601(b)(10)(ii)(B).We believe that our broker-dealer subsidiaries could obtain alternative clearing arrangements if the NFS Clearing Agreements were terminated and note that certain of our broker-dealer subsidiaries currently are parties to clearing arrangements with a different third-party clearing firm. Further, we believe that the termination of the NFS Clearing Agreement would not be expected to result in a fundamental change in the nature or structure of our business, particularly in light of alternative clearing arrangements which could be procured.
Also, we believe it is important to differentiate between a contract that a company is “substantially dependent” upon, and one which should only be considered a “significant contract.” Although we believe that the determination of a significant contract can be based solely on the financial impact it may have on a company’s business, to be considered substantially dependent the determination must include both qualitative and quantitative measurements. As such, although the loss of a significant contract may have a material financial impact on a company, we do not believe that this constitutes the company being substantially dependent upon the contract.

For the reasons stated above, the NFS Clearing Agreements were entered into in the ordinary course of business and the Company’s business is not “substantially dependent” on the NFS Clearing Agreements. Therefore, we

Ms. Suzanne Hayes
United States Securities and Exchange Commission
May 15, 2015

respectfully state that the NFS Clearing Agreements need not be filed as material contracts pursuant to Regulation S-K, Item 601(b)(10).

Thank you for your kind assistance with this matter. Please call me at 305-572-4201 or Brian L. Heller at 305-572-4128 with any questions.

Very truly yours,

/s/ Richard J. Lampen
Richard J. Lampen
President and Chief Executive Officer

cc: Ms. Alexandra M. Ledbetter, Attorney-Advisor